UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CHURCHILL CAPITAL CORP III

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

17144C104

(CUSIP Number)

David Redmond

MPH Acquisition Holdings, LLC

115 Fifth Avenue

New York, New York 10003

(212) 780-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

William Brentani

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

August 21, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 17144C104	Page 2 of 18

1.	Names of Reporting Persons. MPH Acquisition Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) OO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 17144C104	Page 3 of 18

1.	Names of Reporting Persons. MPH Acquisition Corp.1
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) CO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 17144C104	Page 4 of 18

1.	Names of Reporting Persons. Polaris Intermediate Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) CO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 17144C104	Page 5 of 18

1.	Names of Reporting Persons. Polaris Parent Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) CO

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 17144C104	Page 6 of 18

1.	Names of Reporting Persons. Polaris Investment Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) PN

†	See Item 5 of this Schedule 13D for additional information.

CUSIP NO. 17144C104	Page 7 of 18

1.	Names of Reporting Persons. Polaris Investment Holdings GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 9,094,876
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 9,094,876
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,094,876
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.3%†
14.	Type of Reporting Person (See Instructions) OO

†	See Item 5 of this Schedule 13D for additional information.

Item 1. Security and Issuer

This Schedule 13D (this “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Churchill Capital Corp. III, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 640 Fifth Avenue, 12th Floor, New York, NY 10010.

Item 2. Identity and Background

(a) and (f). This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

1.	MPH Acquisition Holdings LLC, a Delaware limited liability company (“MPH LLC”),

2.	MPH Acquisition Corp.1, a Delaware corporation (“MPH Corp.”),

3.	Polaris Intermediate Corp., a Delaware corporation (“Polaris Intermediate”),

4.	Polaris Parent Corp., a Delaware corporation (“Multiplan Parent”),

5.	Polaris Investment Holdings, L.P., a Delaware limited partnership (“Holdings”), and

6.	Polaris Investment Holdings GP, LLC, a Delaware limited liability company (“Polaris GP”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit A.

(b) and (c). The managing member of MPH LLC is MPH Corp. The sole stockholder of MPH Corp. is Polaris Intermediate. The sole stockholder of Polaris Intermediate is Multiplan Parent. The sole stockholder of Multiplan Parent is Holdings. The general partner of Holdings is Polaris GP. Certain information concerning the identity and background of each of the executive officers and directors of MPH LLC, MPH Corp., Polaris Intermediate, MultiPlan Parent and Polaris GP is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

The principal business of each of MPH LLC, MPH Corp., Polaris Intermediate and MultiPlan Parent is to serve as a holding company for MultiPlan, Inc., which provides data analytics and technology-enabled end-to-end cost management solutions to the U.S. healthcare industry. The principal business of Holdings is to serve as the sole stockholder of Multiplan Parent and the principal business of Polaris GP is to serve as the general partner of Holdings.

The principal office of each of the Reporting Persons, except Polaris GP, is located at 115 Fifth Avenue, New York, NY 10003. The principal office of Polaris GP is located at 415 Mission Street, Suite 5700, San Francisco, CA 94105.

(d) and (e). None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A attached hereto has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

MPH LLC purchased the 9,094,876 shares of Class A Common Stock reported herein for an aggregate purchase price of $100,551,213.62 (excluding broker fees and commissions). The source of funds for such purchases was cash on hand available to MPH LLC.

Item 4. Purpose of Transaction

Merger Agreement

On July 12, 2020, the Issuer, after approval of its Board of Directors of the business combination, entered into an Agreement and Plan of Merger (as amended, waived or otherwise modified, the “Merger Agreement”), by and among the Issuer, MultiPlan Parent, Holdings, Music Merger Sub I, Inc., a newly formed Delaware corporation and subsidiary of the Issuer (“First Merger Sub”), and Music Merger Sub II LLC, a newly formed Delaware limited liability company and subsidiary of the Issuer (“Second Merger Sub”), which, among other things, provided for (i) First Merger Sub to be merged with and into MultiPlan Parent with MultiPlan Parent being the surviving company in the merger (the “First Merger”) and (ii) immediately following the First Merger and as part of the same overall transaction as the First Merger, MultiPlan Parent to be merged with and into Second Merger Sub, with Second Merger Sub surviving the merger as a wholly owned subsidiary of the Issuer (the “Second Merger” and, together with the First Merger, the “Mergers” and the Mergers, together with the other transactions contemplated by the Merger Agreement, the “Transactions”). As a result of the First Merger, the Issuer will own 100% of the outstanding common stock of MultiPlan Parent as the surviving corporation in the First Merger and each outstanding share of class A common stock and class B common stock of MultiPlan Parent (other than treasury shares or shares owned by the Issuer, First Merger Sub, Second Merger Sub or MultiPlan Parent) will be cancelled and converted into the right to receive the merger consideration in accordance with the Merger Agreement. As a result of the Second Merger, the Issuer will own 100% of the outstanding interests in Second Merger Sub. Following the consummation of the Mergers, the Issuer will own, directly or indirectly, all of the outstanding equity interests of the surviving company and the equityholders of Holdings will own shares of Class A Common Stock.

Subject to the terms of the Merger Agreement, the aggregate consideration to be paid by the Issuer to Holdings, as agent on behalf of Holdings’ equityholders, will be equal to $5,678,000,000 (the “Closing Merger Consideration”) and will be paid in a combination of stock and cash consideration. The cash consideration will be an amount equal to (i) (x) all amounts in the Issuer’s trust account (after reduction for the aggregate amount of payments required to be made in connection with any valid Issuer stockholder redemptions), plus (y) the aggregate amount of cash that has been funded to and remains with the Issuer pursuant to the Subscription Agreements (as defined below) as of immediately prior to the First Merger, minus (ii) the aggregate principal amount of MultiPlan Parent’s outstanding 8.500% / 9.250% Senior PIK Toggle Notes due 2022 (and specifically excluding any accrued and unpaid interest or applicable premium thereunder) (such amount, the “Closing Cash Consideration”). In certain circumstances, if a portion of the Convertible Notes (as defined below) are not funded, the Closing Cash Consideration will, notwithstanding clause (ii), still be increased up to $1,521,000,000. In no event will the Closing Cash Consideration be greater than $1,521,000,000. The remainder of the Closing Merger Consideration will be paid in shares of Class A Common Stock in an amount equal to $10.00 per share.

Holdings has entered into a plan of liquidation and dissolution pursuant to which, (i) on the day prior to the closing date of the Mergers, Holdings will distribute pro rata all of its equity interests in MultiPlan Parent to Holdings’ equityholders and (ii) acting as agent on behalf of Holdings’ equityholders, upon receipt of the Closing Merger Consideration, distribute such consideration to Holdings’ equityholders. Following the completion of these actions, Holdings will then be liquidated and resolved.

Pursuant to the Merger Agreement, MultiPlan Parent is obligated to take such actions as may be reasonably necessary to consummate the Transactions as soon as practicable, including voting all shares of the Issuer that it beneficially owns in favor of approval of the Transactions in the same proportion as all other votes actually cast by the Issuer’s other stockholders (provided, that for such purpose, (x) all shares that are required to be voted in favor of the Acquiror Stockholder Matters (as defined in the Merger Agreement) pursuant to a Voting and Support Agreement or the Sponsor Agreement (as defined in the Merger Agreement) shall be deemed to be voted “for” each Acquiror Stockholder Matter and (y) any shares that abstained from voting or were part of a broker non-vote shall be disregarded for such purposes) and not redeeming any such shares, and causing its subsidiaries to do the same.

Voting and Support Agreements

In connection with the Merger Agreement, MultiPlan Parent and Holdings entered into Voting and Support Agreements (the “Voting and Support Agreements”) with certain holders of shares of Class A Common Stock (the “Covered Stockholders”). Pursuant to the Voting and Support Agreements, the Covered Stockholders, owning in the aggregate 28,979,500 shares of the Class A Common Stock, agreed, among other things, to vote all, or a specific portion of, such shares owned by them (the “Covered Shares”) (a) in favor of the adoption of the Merger Agreement and the Transactions and each other proposal in connection with the Transactions and (b) against any action or proposal that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the Transactions.

The Voting and Support Agreements generally prohibit the Covered Stockholders from transferring, or permitting to exist any liens on, any Covered Shares held by such Covered Stockholders prior to the termination of the Voting and Support Agreements, but in the case of a lien, if such lien would prevent such Covered Stockholders from complying with their respective obligations thereunder. Certain of the Voting and Support Agreements permit the Covered Stockholder party thereto to transfer its Covered Shares following the date that the closing price of the shares of the Class A Common Stock equals or exceeds $15.00 per share, as adjusted for certain events, for any fifteen (15) trading days within any consecutive twenty (20) trading day period commencing on July 30, 2020. A total of 3,550,000 Covered Shares are subject to such permitted transfer provisions of the Voting and Support Agreements described in the prior sentence. Each Voting and Support Agreement will terminate upon the earliest of (i) the effective time of the First Merger, (ii) the date and time of termination of the Merger Agreement in accordance with its terms and (iii) the mutual written agreement of the parties to such Voting and Support Agreement.

Non-Redemption Agreements

In addition, in connection with the execution of the Merger Agreement and the Voting and Support Agreements, the Issuer, Holdings and MultiPlan Parent entered into Non-Redemption Agreements (the “Non-Redemption Agreements”) with the Covered Stockholders. Pursuant to the Non-Redemption Agreements, the Covered Stockholders, owning in the aggregate 28,979,500 shares of the Class A Common Stock, agreed, among other things, not to elect to redeem or tender or submit for redemption any shares of Class A Common Stock held by such Covered Stockholders (a “Redemption Election” and such shares “Redeemed Shares”). In the event a Covered Stockholder makes a Redemption Election with respect to any of its Covered Shares, such Covered Stockholder unconditionally and irrevocably agrees to subscribe for and purchase from the Issuer, and the Issuer agrees to issue and sell to such Covered Stockholder, the same number of such Redeemed Shares, for a per share purchase price equal to the amount to be received for each Redeemed Share in connection with such Redemption Election (such purchased shares, the “Backstop Shares” and such subscription and issuance, the “Backstop Subscription”). If the closing of the Backstop Subscription does not occur prior to the consummation of the Transactions due solely to a material breach of the Non-Redemption Agreement by a Covered Stockholder, then Holdings or one or more of its equityholders may, within thirty (30) days after the consummation of the Transactions, cause such Covered Stockholder to purchase from Holdings (or from its assignee(s) or designee(s), including, if applicable, its equityholders), the number of Backstop Shares that such Covered Stockholder failed to purchase at the closing of the Backstop Subscription, for a per share purchase price equal to the amount received for such Covered Stockholder’s Redeemed Shares in connection with such Covered Stockholder’s Redemption Election.

The Non-Redemption Agreements generally prohibit the Covered Stockholders from transferring, or permitting to exist any liens on, any Covered Shares held by such Covered Stockholders prior to the termination of the Non-Redemption Agreements, but in the case of a lien, if such lien would prevent such Covered Stockholders from complying with their respective obligations thereunder. Certain of the Non-Redemption Agreements permit the Covered Stockholder party thereto to transfer its Covered Shares following the date that the closing price of the shares of Class A Common Stock equals or exceeds $15.00 per share, as adjusted for certain events, for any fifteen (15) trading days within any consecutive twenty (20) trading day period commencing on July 30, 2020. A total of 3,550,000 Covered Shares are subject to such permitted transfer provisions of the Non-Redemption Agreements described in the prior sentence.

Investor Rights Agreement

Concurrently with the execution of the Merger Agreement, the Issuer entered into the Investor Rights Agreement (the “Investor Rights Agreement”) with Holdings, an investment fund affiliated with Hellman & Freidman LLC (“H&F”), Churchill Sponsor III, LLC, an affiliate of M. Klein and Company in which certain of the Issuer’s directors and officers hold membership interests (the “Sponsor”), and the other parties named therein, pursuant to which the parties thereto will have certain rights and obligations following the closing of the Transactions, including the obligation of the Issuer to register the resale of shares of Class A Common Stock held by H&F, the Sponsor and certain other equity holders.

Issuer Board of Directors

Pursuant to the Investor Rights Agreement, H&F and certain of its affiliates (together, the “H&F Holder”) will have the right to nominate three directors to the Issuer’s board of directors and the Sponsor will have the right to nominate three directors to the Issuer’s board of directors. Four directors will be independent directors, two of such independent directors have been specified in the Investor Rights Agreement and two of which initially will be nominated by the H&F Holder (subject to the Sponsor’s approval), and one director will be the chief executive officer of the post-combination company.

The parties to the Investor Rights Agreement agreed severally with the Issuer to take all necessary actions to cause the board nominees designated pursuant to the Investor Rights Agreement to be elected to the Issuer’s board of directors. Following completion of the initial terms of each of the independent directors, the independent directors will be nominated by the Issuer’s Nominating and Corporate Governance Committee.

Each of the H&F Holder’s and the Sponsor’s rights to nominate directors to the Issuer’s board of directors are subject to their (and their respective permitted transferees’) beneficial ownership of specified amounts of the Class A Common Stock beneficially on the closing date of the Mergers and decrease as their beneficial ownership of Class A Common Stock decreases.

Lock-Up

Pursuant to the Investor Rights Agreement, certain parties also agreed with the Issuer, subject to certain exceptions, not to sell, transfer, pledge or otherwise dispose of shares of the Class A Common Stock or certain warrants to purchase shares of the Class A Common Stock they receive in connection with the Transactions or otherwise beneficially own as of the closing date of the Mergers for time periods ranging from 6 to 18 months after such date.

None of the Reporting Persons are subject to transfer restrictions pursuant to the Investor Rights Agreement, although certain of the persons listed on Annex A hereto may be subject to such restrictions in their individual capacities as employees of MultiPlan Parent.

Subscription Agreements

Common Subscription Agreements

In connection with the execution of the Merger Agreement, the Issuer, Holdings and MultiPlan Parent entered into Subscription Agreements for Class A Common Stock of the Issuer (the “Common Subscription Agreements”) with certain investors (the “Common PIPE Investors”). Pursuant to the terms of the Common Subscription Agreements (subject to conditions that generally align with the conditions set forth in the Merger Agreement), the Issuer has agreed to issue and sell to the Common PIPE Investors and the Common PIPE Investors have agreed to buy (x) 130,000,000 shares of the Class A Common Stock at a purchase price of $10.00 per share and (y) warrants to purchase 6,500,000 shares of the Class A Common Stock. The purchase of such shares and warrants is referred to as the “Common PIPE Investment.” The Common PIPE Investors are receiving additional shares of Class A Common Stock equal to 1% of Class A Common Stock subscribed to for subscriptions of equal to or less than $250,000,000 and of 2.5% of Class A Common Stock subscribed for subscriptions of more than $250,000,000, which will result in an additional 2,050,000 shares of Class A common stock being issued in the aggregate.

The closing of the Common PIPE Investment is conditioned on all conditions set forth in the Merger Agreement having been satisfied or waived and other customary closing conditions, and the Transactions will be consummated immediately following the closing of the Common PIPE Investment. The Common Subscription Agreements will terminate upon the earlier to occur of (i) the termination of the Merger Agreement and (ii) the mutual written agreement of the parties thereto. If the closing of the Common PIPE Investment by any Common PIPE Investor (subject to limited exceptions) does not occur prior to the consummation of the Transactions due to a breach of the Common Subscription Agreement by such Common PIPE Investor, then Holdings or one or more of its equityholders may, within thirty (30) days after the consummation of the Transactions, cause such Common PIPE Investor to purchase from Holdings (or from its assignee(s) or designee(s), including, if applicable, its equityholders), the number of subscribed shares that such Common PIPE Investor failed to purchase at the closing of the Common PIPE Investment, for a per share purchase price equal to $10.00 per share.

Convertible Note Subscription Agreements

In addition, the Issuer, Holdings, MultiPlan Parent, and Polaris Intermediate entered into Convertible Subscription Agreements (the “Convertible Subscription Agreements” and together with the Common Subscription Agreements, the “Subscription Agreements”) with certain investors (the “Convertible PIPE Investors”). Pursuant to the Convertible Subscription Agreements (subject to conditions that generally align with the conditions set forth in the Merger Agreement), the Issuer has agreed to issue and sell to the Convertible PIPE Investors, and the Convertible PIPE Investors have agreed to buy, convertible senior PIK notes (the “Convertible Notes”) in the aggregate principal amount of $1,300,000,000. The Convertible Notes will mature in seven years. The coupon rate of the Convertible Notes is, at the Issuer’s option, 6% per annum payable semi-annually in arrears in cash or 7% per annum payable semi-annually in arrears in-kind. Holders may convert the Convertible Notes into shares of the Class A Common Stock based on a $13.00 conversion price, subject to customary anti-dilution adjustments. The Issuer may redeem the Convertible Notes after the third anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the trading price of the Class A Common Stock exceeds 130% of the conversion price twenty (20) out of the preceding thirty (30) trading days. There will be customary registration rights with respect to the Class A Common Stock issuable upon conversion of the Convertible Notes. The Convertible Notes are being issued with an original issue discount of 2.5%.

Subject to the condition that the Convertible Notes investment is funded in full on the closing date of the Mergers, the Convertible Notes will be guaranteed by a subsidiary of MultiPlan Parent and a portion of the proceeds from the sale of the Convertible Notes is expected to be used to repay certain of such subsidiary’s outstanding indebtedness.

References to and descriptions of the Merger Agreement, the form of Voting and Support Agreements, the form of Non-Redemption Agreements, the Investors Rights Agreement, and the form of Subscription Agreements set forth above are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement or document, each of which is filed as an exhibit hereto and is incorporated by reference herein.

Purpose of Securities Purchases

The Reporting Persons acquired the securities reported herein for the purpose of supporting the Transactions and because the Reporting Persons believe the prices paid for the shares of Class A Common Stock are less than the current intrinsic and long-term value of such shares and that such purchases represent a prudent use of available capital. At the stockholders meeting to be called by the Issuer to approve the Transactions and any adjournments thereto, the Reporting Persons will, in accordance with the terms of the Merger Agreement, vote the shares of Class A Common Stock beneficially owned by them on each proposal in the same proportion as all other votes actually cast by the Issuer’s other stockholders (provided, that for such purpose, (x) all shares that are required to be voted in favor of the Acquiror Stockholder Matters (as defined in the Merger Agreement) pursuant to a Voting and Support Agreement or the Sponsor Agreement shall be deemed to be voted “for” each Acquiror Stockholder Matter and (y) any shares that abstained from voting or were part of a broker non-vote shall be disregarded for such purposes). The Reporting Persons will not tender any such shares held by them for redemption in connection with the Transactions.

The Reporting Persons will not be acquiring additional shares of Class A Common Stock or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock (including Issuer’s warrants), prior to the closing of the Transactions. At any time and from time to time, the Reporting Persons may redeem the shares of Class A Common Stock in connection with Issuer’s liquidation (but not the Transactions) or dispose of any or all of the shares of Class A Common Stock (or securities convertible, exchangeable or exercisable for or into shares of Class A Common Stock) (including, without limitation, distributing or otherwise transferring some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable, transferring such securities to affiliated or other transferees), depending upon an ongoing evaluation of its investment, the Mergers and/or other investment considerations. Although the Reporting Persons intend to hold the shares of Class A Common Stock beneficially owned by them through the record date established by the Issuer to vote at a stockholder meeting to approve the Merger Agreement and related proposals, there can be no assurance that the Reporting Persons will continue to hold any or all shares of Class A Common Stock beneficially owned by them after such date.

Each Reporting Person, solely in its capacity as a stockholder or other security holder of the Issuer, may engage in communications with one or more other stockholders or other security holders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer. Each of the Reporting Persons, in its capacity as a stockholder or other security holder of the Issuer, may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a) through (j) of Schedule 13D.

Other than as described above, none of the Reporting Persons nor, to the knowledge of each Reporting Person, any individuals listed in Annex A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer with a view to supporting the Transactions. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 3 and 4 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own 9,094,876 shares of the Issuer’s Class A Common Stock, or 8.3% of the Class A Common Stock outstanding. All such shares of Class A Common Stock are held directly by MPH LLC.

Calculations of beneficial ownership and voting power described herein are based on 110,000,000 shares of Class A Common Stock of the Issuer outstanding as of August 12, 2020 based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (the “Quarterly Report”). Calculations of voting power exclude 27,500,000 shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), that were outstanding as of August 12, 2020 based on information set forth in the Quarterly Report. The Reporting Persons do not beneficially own any shares of the Class B Common Stock. Holders of shares of Class A Common Stock and holders of shares Class B Common, voting together as a single class, will be entitled to one vote per share on proposals relating to the Merger Agreement and the Transaction at a stockholder meeting to be called by the Issuer and any adjournments thereto. As a result, the 9,094,876 shares of Class A Common Stock beneficially owned by the Reporting Persons would be entitled to approximately 6.6% of the combined voting power of the common stock of the Issuer with respect to such matters, based on the number of shares of Class A Common Stock and Class B Common stock outstanding as of August 12, 2020.

None of the individuals listed on Annex A attached hereto beneficially own any shares of Class A Common Stock.

(c) Except as set forth in this Schedule 13D and Annex B, none of the Reporting Persons have effected any transaction with respect to the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated in Item 4 is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

A.	Joint Filing Agreement by and among the Reporting Persons.

B.	Agreement and Plan of Merger, dated as of July 12, 2020, by and among Churchill Capital Corp III, Music Merger Sub I, Inc., Music Merger Sub II, LLC, Polaris Parent Corp. and Polaris Investment Holdings, L.P. (incorporated herein by reference from Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 13, 2020).

C.	Form of Voting and Support Agreement.

D.	Form of Non-Redemption Agreement.

E.	Investor Rights Agreement, dated as of July 12, 2020, by and among Churchill Capital Corp III, Polaris Investment Holdings, L.P., Churchill Sponsor III LLC, Hellman & Friedman Capital Partners VIII, L.P. (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 13, 2020).

F.	Form of Other Common Subscription Agreement (incorporated herein by reference from Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on July 13, 2020).

G.	Form of Convertible Subscription Agreement (incorporated herein by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on July 13, 2020).

H.	Letter Agreement Re: Merger Agreement – Support of Transaction Covenant, dated as of August 28, 2020, by and among Churchill Capital Corp III, Music Merger Sub I, Inc., Music Merger Sub II LLC, Polaris Parent Corp. and Polaris Investment Holdings, L.P.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2020

MPH ACQUISITION HOLDINGS LLC

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Treasurer and Secretary

MPH ACQUISITION CORP.1

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Treasurer and Secretary

POLARIS INTERMEDIATE CORP.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President

POLARIS PARENT CORP.

By:	/s/ DAVID L. REDMOND
	Name:	David L. Redmond
	Title:	Executive Vice President

POLARIS INVESTMENT HOLDINGS, L.P.

By:	Polaris Investment Holdings GP, LLC, its general partner

By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member

By:	Hellman & Friedman Investors VIII, L.P., its general partner

By:	H&F Corporate Investors VIII, LTD., its general partner

By:	/s/ HUNTER PHILBRICK
	Name:	Hunter Philbrick
	Title:	Vice President

POLARIS INVESTMENT HOLDINGS GP, LLC

By:	Hellman & Friedman Capital Partners VIII, L.P., its managing member

By:	Hellman & Friedman Investors VIII, L.P., its general partner

By:	H&F Corporate Investors VIII, LTD., its general partner

By:	/s/ HUNTER PHILBRICK
	Name:	Hunter Philbrick
	Title:	Vice President

[Schedule 13D Signature Page]

Annex A

The following sets forth the name and principal occupation of each of the executive officers and directors of MPH Acquisition Holdings LLC, MPH Acquisition Corp.1, Polaris Intermediate Corp., Polaris Parent Corp., and Polaris Investment Holdings GP, LLC†, each of whom is a citizen of the United States.

None of the persons listed below beneficially owns any shares of Class A Common Stock of the Issuer.

Name	Business Address	Title	Principal Occupation

Mark Tabak	115 Fifth Avenue New York, New York 10003	Director, Chief Executive Officer, and President	Chief Executive Officer and President, Polaris Parent Corp.

Geoffrey Clark	3811 Cleghorn Avenue, Suite 902 Nashville, Tennessee 37215	Director	Senior Managing Director, Starr Investment Holdings LLC

John G. Danhakl	11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025	Director	Managing Partner, Leonard Green & Partners, L.P.

Paul Emery	415 Mission Street, Suite 5700, San Francisco, California 94105	Director	Director, Hellman & Friedman LLC

Hunter Philbrick	415 Mission Street, Suite 5700, San Francisco, California 94105	Director	Partner, Hellman & Friedman LLC

Allen Thorpe	415 Mission Street, Suite 5700, San Francisco, California 94105	Director	Partner, Hellman & Friedman LLC

R. Eric Wilmes	One Bush Street, Suite 1100, San Francisco, California 94104	Director	Managing Director and the Head of Private Equities, Americas, GIC Private Limited

David L. Redmond	115 Fifth Avenue New York, New York 10003	*	Executive Vice President, Chief Financial Officer, Treasurer, and Secretary, Polaris Parent Corp.

Steven Jolie	115 Fifth Avenue New York, New York 10003	**	Vice President, Polaris Parent Corp.

†	Polaris Investment Holdings GP, LLC does not have executive officers.

*

Executive Vice President, Chief Financial Officer, Treasurer, and Secretary, Polaris Parent Corp. and Polaris Intermediate Corp., Treasurer and Secretary of MPH Acquisition Holdings LLC and MPH Acquisition Corp.1

**	Vice President, Polaris Parent Corp., Polaris Intermediate Corp., MPH Acquisition Holdings LLC and MPH Acquisition Corp.1

Annex B

Transactions in the Past 60 Days by MPH Acquisition Holdings, LLC:

Date	Security	Number of Shares Acquired	Weighted Avg. Price Per Share	Price Range Per Share	Nature of Transaction
8/20/20	Class A Common Stock	3,528,274	$10.768	$10.40—$10.90	Open market purchase
8/21/20	Class A Common Stock	3,500,000	$11.132	$10.80—$11.35	Open market purchase
8/24/20	Class A Common Stock	1,068,561	$11.368	$11.30—$11.40	Open market purchase
8/25/20	Class A Common Stock	998,041	$11.473	$11.35—$11.50	Open market purchase

The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of shares of Class A Common Stock purchased at each separate price within the price ranges set forth on the table above.